UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 2007

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avenida Andres Bello 2687

Piso 20, Las Condes

Santiago, Chile

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

www.koandina.com

For Immediate Distribution

Contacts in Santiago, Chile Embotelladora Andina S.A. Osvaldo Garay, Chief Financial Officer Giuliana Gorrini, Head of Investor Relations (56-2) 338-0520 E-Mail: ir@koandina.com	Contacts in the United States i-advize Corporate Communications, Inc. Peter Majeski/Melanie Carpenter (212) 406-3690 E-Mail: andina@i-advize.com

Embotelladora Andina S.A.
Announces Filing of Annual Report on Form 20F-2006

(Santiago-Chile, July 3, 2007) -- Embotelladora Andina S.A. (“the Company” NYSE: AKO/A; AKO/B) announced today that it filed on June 29, 2007, its Annual Report on Form 20-F for the year ended December 31, 2006 with the U.S. Securities and Exchange Commission (the “SEC”).

In compliance with SEC regulations, the Form 20-F is available on our website at http://www.koandina.com. In addition, all shareholders of the Company may request, free of charge, a hard copy of our complete audited financial statements filed with the SEC.

To request a hard copy of the Company’s audited financial statements shareholders should contact Giuliana Gorrini, Head of Investor Relations at ir@koandina.com.

Embotelladora Andina S.A., based in Santiago, Chile, is one of the largest bottlers of Coca-Cola products in the region. It has produced and distributed soft drinks and juices in Chile for over 60 years, and expanded its presence to Brazil in 1994 and 2000, and to Argentina in 1995 and 1996.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, July 17, 2007